News Release

Alexco Identifies New 6.4 to 8.9 Meter Wide Silver Mineralized Zone at
Bermingham, Keno Hill, Yukon

January 24, 2011 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to announce additional results from the 2010 surface core drilling program at its Bermingham property in the Keno Hill silver district, Yukon Territory. Building on Alexco’s recognition of a “blind” mineralized structural zone in the area of the historic Bermingham mine in 2009, follow up work in 2010 has confirmed the presence of significant silver mineralization with minor base metals beginning approximately 150 meters from surface and extending at least 200 meters down plunge where it remains open. The mineralized structure is also recognized at depth over approximately 200 meters of strike extent where it similarly remains open to the southwest. Six of the holes drilled in 2010 to initially test the target structure intersected significant silver grades over drill widths ranging from 6.38 to 8.92 meters within a structural zone up to 20 meters wide. The historical Bermingham mine is located on Galena Hill approximately 1,500 meters southwest of the historical Hector Calumet mine, the district’s largest historical silver producer. Mineralization at Bermingham occurs on the southwest extension of the same structural zone that hosted the Hector Calumet ore deposit, which produced approximately 96 million ounces of silver at an average grade of 35 ounces per ton.

Highlights

Complete assay results have been received for all eight 2010 holes drilled to target depth in the area of the historical Bermingham mine, located on Galena Hill, Keno Hill silver district, in 2010. Results include the following:

DDH K10-307 cut an interval grading 689 grams per tonne silver (20.1 ounces per ton), 0.066 grams per tonne gold, 1.8% lead and 2.5% zinc over 8.08 meters from 249.40 to 257.48 meters including intervals grading 1,615 grams per tonne silver (47.1 ounces per ton), 0.114 grams per tonne gold, 6.4% lead and 7.8% zinc over 1.41 meters from 251.45 to 252.86 meters and 1,405 grams per tonne silver (41.0 ounces per ton), 0.131 grams per tonne gold, 1.9% lead and 3.0% zinc over 2.04 meters from 255.44 to 257.48 meters.

DDH K10-315 cut an interval grading 681 grams per tonne silver (19.9 ounces per ton), 0.068 grams per tonne gold, 1.8% lead and 1.1% zinc or over 7.64 meters from 314.00 to 321.64 meters including 1,648 grams per tonne silver (48.4 ounces per ton), 0.167 grams per tonne gold, 3.2% lead and 1.7% zinc or over 1.69 meters from 314.00 to 315.69 meters.

DDH K10-290 cut an interval grading 542 grams per tonne silver (15.8 ounces per ton), 0.102 grams per tonne gold, 1.6% lead and 0.9% zinc over 8.03 meters from 213.56 to 221.59 meters.

DDH K10-301 cut an interval grading 206 grams per tonne silver (6.0 ounces per ton), 0.048 grams per ton gold, 0.9% lead and 0.2% zinc over 6.38 meters from 386.18 to 392.56 meters including 801 grams per tonne silver (23.4 ounces per ton), 0.086 grams per tonne gold, 3.0% lead and 0.5% zinc or over 1.29 meters from 386.18 to 387.47 meters.

DDH K10-319 cut an interval grading 229 grams per ton silver (6.7 ounces per ton), 0.082 grams per tonne gold, 0.3% lead and 1.5% zinc over 8.92 meters from 303.50 to 312.42 meters including 651 grams per tonne silver (19.0 ounces per ton), 0.222 grams per tonne gold, 0.5% lead and 3.3% zinc over 1.74 meters from 308.78 to 310.52 meters.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Bermingham 2010 Drilling

Exploration drilling at Bermingham focused on an area southwest of the historical Bermingham underground workings and open pit and southwest of the Mastiff fault, a northwest-trending, post-mineral structure. Historical exploration drilling in the area is limited to mainly shallow overburden drill holes. This new zone of mineralization, initially identified in 2009 (see news release dated December 15, 2009 entitled “Alexco Identifies 20 Meter Wide Mineralized Structural Zone at Bermingham, Keno Hill Silver District, Yukon”), currently measures approximately 200 meters along strike and approximately 200 meters down dip with mineralization open both along strike to the southwest and down dip. Mineralization occurs along the southwest extension of the structural zone that hosted the historical Hector Calumet mine, the largest silver producer in the Keno Hill district. Nine holes were drilled in the Bermingham area in 2010. Six of the nine holes intersected significant mineralization with the remaining three holes either being lost (K10-0296) or encountering a post mineral fault prior to reaching or before completely crossing the targeted structure (K10-0310; K10-0293). Based on these new results the Bermingham area is considered a priority area for exploration in 2011.

NE Galena Hill 2010 Drilling Results

Ten drill holes were completed northeast of the historical Hector Calumet, mainly in the Galkeno area, during 2010. Eight of the holes contained anomalous silver intercepts with values typically ranging from 1 to 10 ounces per ton silver over widths up to 3.98 meters. Further evaluation of this area is planned at a future date.

Additional Silver King 2010 Drilling Results

Initial drill results from Silver King, located at the western end of the historical Keno Hill district, included assay results up to 1.42 meters grading 16.6 ounces per ton silver (see news release dated July 6, 2010 entitled “Alexco Updates Bellekeno Mine Construction Progress, Keno Hill Silver District Exploration Results”). Assays for the remaining drill holes include intercepts of 1.06 meters grading 21.0 ounces per ton silver (DDH K-10-0232) and 1.03 meters grading 22.9 ounces per ton silver (DDH K-10-0246). The Silver King property includes a historical resource of proven, probable and inferred mineralization totaling 115,971 tons grading 43.89 ounces per ton silver, 1.38% lead and 0.16% zinc. As required under National Instrument 43-101 (“NI 43-101”), Alexco advises that this historical resource estimate is based on determinations made by the staff of the previous property owner, United Keno Hill Mines Limited, in approximately 1997. Although believed by Alexco management to be relevant and reliable, this historical resource estimate pre-dates NI 43-101 and is not compliant with NI 43-101 resource categories. Silver King is currently being evaluated for underground development and further exploration.

Notes

True widths have not been determined for the above reported drill intercepts.

The 2010 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the oversight of Stan Dodd, a Senior Geologist with Alexco and a Qualified Person as defined by NI 43-101. A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. Drill core samples were shipped to either Agat Labs or ALS Minerals Labs at Whitehorse, Yukon Territory for preparation, with fire assay and multi-element ICP analyses done at either Agat Labs facility at Mississauga, Ontario or ALS Minerals facility in North Vancouver, British Columbia. The scientific and technical information about Alexco’s mineral projects contained in this news release has also been reviewed and verified by Mr. Dodd.

Composite tables listing the 2010 Bermingham, NE Galena Hill and Silver King surface drill holes are available for review, along with drill hole location maps (plan or section), on the Company website at www.alexcoresource.com.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this press release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of remediation and reclamation activities; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other commodities; possible variations in ore bodies, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.